Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE RESTATED CERTIFICATE OF INCORPORATION OF

KALA BIO, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Kala Bio, Inc., a corporation organized under and existing by virtue of the General Corporation Law of the State of Delaware (“DGCL”), DOES HEREBY CERTIFY:

1.	The name of the corporation is Kala Bio, Inc. (the “Corporation”).

2.	The date of filing the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was July 7, 2009.

3.	Resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Certificate of Incorporation and declaring said amendment to be advisable and calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.

4.	Resolutions were duly adopted by the Board of Directors of the Corporation, in accordance with the provisions of the Certificate of Incorporation set forth below, providing that, effective as of 4:05 p.m., New York time, on May 8, 2026, each fifty (50) issued and outstanding shares of the Corporation’s Common Stock, par value $0.001 per share, shall be converted into one (1) share of the Corporation’s Common Stock, par value $0.001 per share, as constituted following such date.

5.	The Certificate of Incorporation is hereby amended by amending and restating paragraph A.5 of Article FOURTH in its entirety as follows:

“5. Reverse Split. Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”) each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time, will be automatically reclassified and combined (without any further act) into a smaller number of shares such that each fifty (50) shares of Old Common Stock issued and outstanding or held by the Company as treasury stock immediately prior to the Effective Time is reclassified into one share of Common Stock, $0.001 par value per share, of the Corporation (the “New Common Stock”), (the “Reverse Stock Split”). No fractional shares will be issued. Stockholders that would hold fractional shares as a result of the Reverse Stock Split are entitled to receive a cash payment in lieu of said fractional shares based on the closing price on the Nasdaq Capital Market on May 7, 2026. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified minus the fraction, if any, of a share of New Common Stock issued as aforesaid.”

6.	The foregoing amendment was effected pursuant to a resolution of the Board of Directors of said corporation.

7.	Thereafter, pursuant to a resolution by the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Section 242 of the DGCL. Accordingly, said proposed amendment has been adopted in accordance with Section 242 of the DGCL.

[Signature page follows.]

IN WITNESS WHEREOF, Kala Bio, Inc. has caused this Certificate of Amendment to be duly executed by the undersigned duly authorized officer as of this 7th day of May, 2026.

KALA BIO, INC.

By:	/s/ Avi Minkowitz
Name:	Avi Minkowitz
Title:	Chief Executive Officer

[Signature Page to Certificate of Amendment]